[redacted]

12010374

9
3/4/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 14145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Main Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren G. Johnson — 215-721-2549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Kenneth D. Hochstetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President

Title

SUBSCRIBED TO, AFFIRMED TO AND ACKNOWLEDGED BEFORE ME ON THIS 23rd DAY OF February 2012.

Victoria A. Murphy

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

UNIVEST INVESTMENTS, INC.

(A Wholly Owned Subsidiary of
Univest Corporation of Pennsylvania)

Financial Statements and
Supplementary Information

December 31, 2011

(With Report of Independent Registered
Public Accounting Firm Thereon)

UNIVEST INVESTMENTS, INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition, December 31, 2011	2
Statement of Income, Year ended December 31, 2011	3
Statement of Changes in Stockholder's Equity, Year ended December 31, 2011	4
Statement of Cash Flows, Year ended December 31, 2011	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-l, December 31, 2011	12
Schedule II – Statement Regarding Rule 15c3-3, December 31, 2011	13
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control	14
Supplementary Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation	16
Schedule of Assessment and Payments General Assessment Reconciliation to the Securities Investor Protection Corporation, Year ended December 31, 2011	17

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

We have audited the accompanying statement of financial condition of Univest Investments, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 23, 2012

UNIVEST INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	2,803,362
Investments at fair value		1,019,777
Commissions receivable		574,976
Investment advisory fees receivable		14,220
Goodwill		4,253,778
Other intangible assets		599,457
Other assets		137,879
Total assets	$	9,403,449

Liabilities and Stockholder's Equity

Liabilities:		
Accrued wages payable	$	387,673
Accrued taxes payable		558,550
Other accrued expenses		3,909
Total liabilities		950,132
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 2,000 shares		2,000
Additional paid-in capital		5,208,880
Retained earnings		3,242,437
Total stockholder's equity		8,453,317
Total liabilities and stockholder's equity	$	9,403,449

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Income

Year ended December 31, 2011

Revenue:		
Commission income	$	4,426,404
Investment advisory fee income		63,341
Dividend income		550
Total revenue		4,490,295
Expenses:		
Commissions		1,393,817
Salaries and benefits		905,117
Amortization of intangibles		171,273
Other		442,924
Total expenses		2,913,131
Income before income tax expense		1,577,164
Income tax expense		630,323
Net income	$	946,841

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2010	$	2,000	4,651,660	2,295,596	6,949,256
Net income		—	—	946,841	946,841
Capital contribution from the Parent		—	557,220	—	557,220
Balance at December 31, 2011	$	2,000	5,208,880	3,242,437	8,453,317

See accompanying notes to financial statements.

UNIVEST INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	946,841
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,988
Amortization of intangibles		171,273
Deferred tax expense		6,277
Decrease (increase) in:		
Investments at fair value		37,755
Commissions receivable		(320,109)
Investment advisory fees receivable		(727)
Other assets		(6,068)
(Decrease) increase in:		
Accrued wages payable		(26,766)
Accrued taxes payable		153,070
Other accrued expenses		(282,550)
Net cash provided by operating activities		684,984
Cash flows from investing activities:		
Capital expenditures		(4,030)
Net cash used in investing activities		(4,030)
Net increase in cash		680,954
Cash – beginning of year		2,122,408
Cash – end of year	$	2,803,362
Supplemental schedule of cash flow information:		
Cash paid during the year for income taxes	$	471,460

See accompanying notes to financial statements.

(1) Business Activity

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts. Significant accounting estimates used in the preparation of the Company's financial statements include estimates related to the evaluation of goodwill and other intangible assets for impairment.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions and Revenue Recognition

Securities and commodities transactions of the Company are recorded on a trade-date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Customers' securities and commodities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

Investment advisory fee income represents financial planning servicing fees and is recognized over the period of time the service is provided.

Dividends are received from money market mutual fund investments. Dividend income is recognized and accrued on the ex-dividend date.

(d) Investments at Fair Value

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products

(Continued)

does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at net asset value (NAV) of shares on a market exchange as of the close of business at year end.

(e) ***Furniture and Equipment***

All furniture and equipment are valued at cost. Depreciation is provided on straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense was $5,988 for 2011. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

(f) ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis using the consolidated federal statutory rate. The Company files its own state tax returns. In accordance with the Parent's Intercorporation Tax Sharing Agreement, the Company reimburses the Parent for all federal income taxes generated by the Company on income included in the Parent's consolidated federal income tax return. As of December 31, 2011, the Company owed $469,366 to the Parent for federal income taxes.

(g) ***Goodwill and Other Intangible Assets***

The Company completed an impairment test for goodwill as of October 31, 2010. Identifiable intangible assets are also evaluated for impairment if events and circumstances indicate a possible impairment. Customer related intangibles are being amortized over their estimated useful lives of ten years. The Company elected to early adopt, during the fourth quarter of 2011, the Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) which allows entities the option to perform a qualitative assessment of goodwill. In accordance with the ASU, the Company performed an assessment of qualitative factors to determine whether it was not more likely than not, that the fair value of the Company was less than its carrying amount before applying the two-step quantitative goodwill impairment test. The Company identified the significant drivers of fair value including management's knowledge of the business, key assumptions used in the most recent fair value determination and assumptions at the time of acquisition. As part of this analysis, the Company considered the results of the most recent fair value determination performed as of October 31, 2010, including the amount of excess between the Company's fair value and its carrying amount, and changes in the reporting unit and the economic environment in which it operates. The Company performed a qualitative assessment of the likely impact of the factors on the fair value of the reporting unit and considered what events and circumstances have occurred that may have impacted the drivers of fair value. The Company considered the overall financial performance of the Company, including current and projected earnings, funding resources, cash flows and salary and benefits expense as well as changes in management and customers, general economic conditions and the regulatory environment. The Company has determined, based on the assessment of the previously mentioned qualitative factors and events and circumstances that may impact the drivers of fair value, it was not more likely than not, that the fair value of the Company was less than its carrying amount. Therefore, it was not necessary to perform the two-step impairment test for the

(Continued)

Company. There was no impairment of goodwill or other identifiable intangible assets recorded during 2011 or 2010. There can be no assurance that future impairment assessments or tests will not result in a charge to earnings. The Company will perform the two-step impairment test when the qualitative assessment indicates a material negative impact of the factors on the operating performance or cash flows of the Company which would more likely than not, result in the fair value of the Company being less than its carrying amount.

(h) Recent Accounting Pronouncements

In August 2011, the FASB issued an ASU to simplify testing goodwill for impairment. The amendments will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not, that its fair value is less than its carrying amount. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 or March 31, 2012 for the Corporation. Early adoption is permitted. The Company elected to early adopt this standard during the fourth quarter of 2011 and it did not have a material impact on the Company's financial statements. See "Summary of Significant Accounting Policies – Goodwill and Other Intangible Assets" for additional information.

(3) Goodwill and Other Intangible Assets

The Company recorded additional goodwill of $557,220 at December 31, 2011 for an earn out payment for meeting minimum operating results related to the acquisition of TC Group Securities Company, Inc. Changes in the carrying amount of the Company's goodwill for the year ended December 31, 2011 was as follows:

Balance as of December 31, 2010	$	3,696,558
Addition		557,220
Balance as of December 31, 2011	$	4,253,778

Other intangible assets as of December 31, 2011 are comprised of the following:

	Amortization period		2011
Customer related intangibles	10 years	$	1,177,502
Less: accumulated amortization			(578,045)
Net carrying amount		$	599,457

Amortization expense for the year ended December 31, 2011 was $171,273.

(Continued)

The estimated future amortization expense of other intangible assets as of December 31, 2011 is as follows:

2012	$	149,865
2013		128,455
2014		107,046
2015		85,637
2016		64,228
Thereafter		64,226
	$	599,457

(4) Income Taxes

The components of income tax expense consist of the following:

Federal:		
Current	$	469,366
Deferred		4,818
		474,184
State:		
Current		154,680
Deferred		1,459
		156,139
Income tax expense	$	630,323

At December 31, 2011, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the years it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2011.

As of December 31, 2011, the consolidated federal income tax return filed by the Parent for tax year 2007 was examined and tax years 2007 through 2011 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2011 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax asset as of December 31, 2011 are as follows:

Goodwill	$	(62,639)
Other intangible assets		142,134
Vacation accrual		14,321
Other		(6,974)
Net deferred tax assets	$	86,842

The net deferred tax asset is included in other assets in the statement of financial condition as of December 31, 2011.

(5) Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest Bank and Trust Co. for such services. The management fee expense was $106,800 for 2011 and is included in other expenses on the statement of income for the year ended December 31, 2011. At December 31, 2011, the Company had a Noninterest bearing deposit account with Univest Bank and Trust Co. with a balance of $2.8 million.

(6) Employee Benefits

Substantially all employees who were hired before December 8, 2009 are covered by a noncontributory retirement plan of the Parent; however, employees hired on or after December 8, 2009 are no longer eligible to participate in the noncontributory retirement plan. Effective December 31, 2009, the noncontributory retirement plan, in its current form, was amended and converted to a cash balance plan, with participants not losing any pension benefits already earned in the plan. Prior to the cash balance plan conversion effective December 31, 2009, the plan provided benefits based on a formula of each participant's final average pay. Future benefits under the cash balance plan accrue by crediting participants annually with an amount equal to a percentage of earnings in that year based on years of credited service as defined in the plan. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $29,840 for 2011.

(Continued)

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $438,265, which was $374,923 in excess of its required minimum net capital of $63,342. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 2.17 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

(8) Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings or known to be threatened or contemplated against the Company by government authorities.

(9) Commitments and Contingencies

The Company has no material commitments or contingencies.

(10) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to period-end December 31, 2011 through February 23, 2012, which is the date the financial statements were available to be issued and identified the following subsequent event. The Company received and recorded a cash contribution to capital of $278,610 from its parent during January 2012. This transaction did not have a material impact on the Company's net capital position or aggregate indebtedness to capital ratio.

SUPPLEMENTARY INFORMATION

Schedule I

UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011

Total stockholder's equity	$	8,453,317
Deduct nonallowable assets:		
Goodwill		4,253,778
Other intangible assets		599,457
Other assets		3,141,421
Total nonallowable assets		7,994,656
Net capital before haircuts on security positions		458,661
Haircuts on security positions		20,396
Net capital		438,265
Computation of basic net capital requirement:		
Minimum net capital required		63,342
Excess net capital	$	374,923
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	343,252
Aggregate indebtedness	$	950,132
Ratio of aggregate indebtedness to net capital		2.1679 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2011 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

Schedule II

UNIVEST INVESTMENTS, INC.

Statement Regarding Rule 15c3-3

December 31, 2011

The Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Univest Investments, Inc.:

In planning and performing our audit of the financial statements of Univest Investments, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2012

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Univest Investments, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Univest Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of check copies, noting no differences;
2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with FOCUS reports for the year ended December 31, 2011, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and
5. Compared the overpayment, if any, applied to the current assessment, with the Form SIPC-7 on which it was originally computed, noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014145 FINRA DEC
UNIVEST INVESTMENTS INC 15*15
14 N MAIN STREET
PO BOX 64197
SOUDERTON PA 18964-0197

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Darren Johnson (215)721-2549

2. A. General Assessment (item 2e from page 2)		$ 9,820.00
B. Less payment made with SIPC-6 filed (exclude interest) 7/18/11 Date Paid		(3,962.00)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		5,858.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,858.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,858.00	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Univest Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Eliminate cents

Item No.

Item	Amount
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,490,295
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(562,284)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(562,284)
d. SIPC Net Operating Revenues	$ 3,928,011
2e. General Assessment @ .0025	$ 9,820

(to page 1, line 2.A.)